Exhibit 99(a)(1)(I)

NOTICE TO ELIGIBLE EMPLOYEES OF
A SUPPLEMENT TO THE OFFER TO EXCHANGE

August 4, 2004

To Eligible Employees:

FOR LEGAL NOTIFICATION PURPOSES – SUPPLEMENT TO THE OFFER TO EXCHANGE

In response to comments from the U.S. Securities and Exchange Commission (the “SEC”), we have supplemented the Offer to Exchange (the “Offer”) in connection with the Stock Option Exchange Program.  The Supplement to the Offer (the “Supplement”) is included in this notice.  The Supplement does not alter any of the financial terms of the Offer.

Except as indicated in the Supplement, all other terms of the Offer remain unchanged.

As a reminder, the deadline to submit or make changes to your Election Form is 11:59 p.m. Pacific Time on August 25, 2004.

For additional information about the Supplement or the Offer in general, contact Christine Farrell via email at cfarrell@bioject.com or (503) 691-4132.